CONTACT:       Laura Brightwell Asman - Media Relations
               (404) 676-3023
               Margaret Carton - Investor Relations
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FOR IMMEDIATE RELEASE
COCA-COLA ENTERPRISES INC. SIGNS LETTER OF INTENT
TO ACQUIRE THE OUACHITA COCA-COLA BOTTLING COMPANY

ATLANTA, October 13, 1995 -- Coca-Cola Enterprises today announced that the Company has signed a non-binding letter of intent to acquire the Ouachita Coca-Cola Bottling Company, Inc. ("Ouachita CCBC") for a total transaction value (purchase price plus acquired debt) of approximately $313 million. The purchase price will be paid in cash and, at the election of Ouachita CCBC share owners, Coca-Cola Enterprises common stock. Ouachita CCBC operates in parts of Louisiana, Mississippi, and Arkansas, and generated 1994 net operating revenues of approximately $155 million. The proposed transaction is subject to negotiation of a definitive purchase agreement and expiration of the Hart-Scott-Rodino Antitrust review period, and is expected to close by late 1995 or early 1996.

"The Ouachita Coca-Cola Bottling Company is another example of the expansion opportunities that still exist in the domestic market for Coca-Cola Enterprises," stated Summerfield K. Johnston, Jr., vice chairman and chief executive officer of Coca-Cola Enterprises. "We believe that appropriately priced acquisitions, both here in the United States and abroad, represent significant opportunities to increase long-term share-owner value."

Coca-Cola Enterprises Inc. (NYSE: CCE) is the world's largest bottler of products of The Coca-Cola Company, distributing approximately 55 percent of The Coca-Cola Company's United States bottle and can volume and all of The Coca-Cola Company's bottle and can volume in the Netherlands.